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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                               (Amendment No.1)*


                                 Clincor, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   18726M106
                        ------------------------------
                                 (CUSIP Number)

                               December 31,1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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  CUSIP NO. 18726M106
            ---------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON AND S.S OR I.R.S. IDENTIFICATION NUMBER
 1.

      A.H. Rogers

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
 2.
      a.  N/A

      b.  N/A

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      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      U.S. citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          255,451 shares (see Item 4)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             N/A
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          255,451 shares (see Item 4)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          N/A
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      255,451 shares (see Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.   (SEE INSTRUCTIONS)

      N/A
------------------------------------------------------------------------------


                               Page 2 of 6 pages

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11.  Percent of Class Represented by Amount in Row (9)

     6.1%

------------------------------------------------------------------------------
12.  Type of Reporting Person

     IN
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                               Page 3 of 6 pages


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Item 1(a).     Name of Issuer:

               Clinicor, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               1717 West Sixth Street, Suite 400
               Austin, Texas 78703

Item 2(a).     Name of Person Filing:

               A. H. Rogers

Item 2(b).     Address of Principal Business Office:

               17 South Briar Hollow Lane, Suite 304
               Houston, Texas 77027

Item 2(c).     Citizenship/State of Organization:

               U.S. citizen

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.001 per share


Item 2(e).     CUSIP Number:

               18726M106

Item 3.        Filing pursuant to Rule 13d-1(b):

               N/A

Item 4(a).     Ownership:

               (a)  Amount Beneficially Owned: 255,451 shares

               (b)  Percent of Class: 6.1%

               (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or direct the vote: 255,451 shares

                    (ii) shared power to vote or to direct the vote: N/A

                    (iii) sole power to dispose or to direct the disposition of:
                          255,451 shares

                               Page 4 of 6 pages

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               (iv) shared power to dispose or to direct the disposition of:N/A

          Note: The 255,451 shares of Common Stock beneficially owned by Mr. Rogers include 70,682 shares held by The Tennant Co. MPP Plan FBO A.H. Rogers, 30,568 shares held by The Tennant Co. PSP Plan FBO A.H. Rogers and 32,395 shares held by A.H. Rogers IRA, as to which Mr. Rogers has voting and dispositive power.

Item 5.   Ownership of Five Percent or Less of a Class:

          N/A

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

          N/A

Item 8.   Identification and Classification of Members of the Group:

          N/A

Item 9.   Notice of Dissolution of a Group:

          N/A

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 5 of 6 pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Section 13G is true, complete and correct.



                                             /s/ A.H. Rogers
Dated: February 8, 2000                      ---------------------------------
                                             A.H. Rogers

                               Page 6 of 6 pages